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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN BUSINESS PRODUCTS, INC.
                           (Name of Subject Company)

                        AMERICAN BUSINESS PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                         (Title of Class of Securities)

                                  024763 10 4
                     (CUSIP Number of Class of Securities)

                              HAROLD R. SMETHILLS
                            CHIEF EXECUTIVE OFFICER
                        AMERICAN BUSINESS PRODUCTS, INC.
                       2100 RIVEREDGE PARKWAY, SUITE 1200
                             ATLANTA, GEORGIA 30328
                                 (770) 953-8300
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                          LEONARD A. SILVERSTEIN, ESQ.
                           LONG ALDRIDGE & NORMAN LLP
                           303 PEACHTREE STREET, N.E.
                                   SUITE 5300
                          ATLANTA, GEORGIA 30308-3201
                                 (404) 527-4000

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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is American Business Products, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 2100 RiverEdge Parkway, Suite 1200, Atlanta, Georgia 30328. The class of equity securities to which this statement relates is the Common Stock, par value $2.00 per share (the "Shares"). The Shares are traded on the New York Stock Exchange under the symbol "ABP."

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a tender offer by Sherman Acquisition Corporation, a Georgia corporation ("Purchaser") and wholly-owned indirect subsidiary of Mail-Well, Inc., a Colorado corporation ("Mail-Well"), to purchase all of the outstanding Shares. The offer is being made at a price of $20.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 21, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which together, with any amendments or supplements thereto, constitute the "Offer").

     Purchaser and Mail-Well filed a Tender Offer Statement on Schedule 14D-1 on January 21, 2000. Purchaser is making the Offer for the purpose of acquiring that number of Shares (the "Minimum Number") which would constitute at least a majority of the outstanding Shares on a fully diluted basis. The consummation of the Offer is conditioned on, among other things, at least the Minimum Number of Shares being validly tendered and not withdrawn in the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 13, 2000 (the "Merger Agreement"), among the Company, Mail-Well and Purchaser. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, Purchaser will cease to exist and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned indirect subsidiary of Mail-Well.

     At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company, Mail-Well, or any of their respective subsidiaries or Shares as to which dissenters' rights have been exercised under the Georgia Business Corporation Code) will be converted automatically into the right to receive $20.00 in cash, without interest.

     The Merger Agreement is summarized in the Offer to Purchase in Section 13 under the caption "The Merger Agreement and the Tender Agreement" and the Merger Agreement is also filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     The address of the principal executive offices of Purchaser and Mail-Well, as set forth in the Offer to Purchase, is 23 Inverness Way East, Suite 160, Englewood, Colorado 80112.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Director Compensation," "Executive Compensation," "Compensation and Nominating Committee Report on Executive Compensation," and "Proposal 2 -- Approval and Adoption of the American Business Products, Inc. 1999 Incentive Compensation Plan" in the Company's Proxy Statement for the Annual Meeting of Shareholders held on May 5, 1999 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and the portions of the Proxy Statement referred to above are incorporated herein by reference.

COMMERCIAL ARRANGEMENTS BETWEEN MAIL-WELL AND THE COMPANY

     The information contained in Section 11 under the caption "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

  MASTER SUPPLY AND COOPERATION AGREEMENT BETWEEN THE COMPANY AND MAIL-WELL DATED SEPTEMBER 30, 1999

     The Company and its subsidiaries purchase products from and supply products to Mail-Well and its subsidiaries under the terms of a Master Supply and Cooperation Agreement (the "Master Agreement"). The Master Agreement was entered into on September 30, 1999. The Master Agreement has an initial term of five years, after which it is renewable for additional one year periods and terminable by either party upon 60 days notice prior to expiration of the initial term or any renewal term. In addition, any party can terminate the Master Agreement upon 180 days notice in the event of a material breach by the other party which has not been resolved, upon a "change of control" (as defined in the Master Agreement) of the other party, or after September 30, 2002.

     Pursuant to the Master Agreement, Curtis 1000, Inc., a subsidiary of the Company, is committed to purchase stock/specialty envelopes from Quality Park Products, a Mail-Well subsidiary, and medium/long run forms from Poser Business Forms, Inc., also a Mail-Well subsidiary. In exchange for this commitment, Mail-Well has committed to purchase Tyvek(R) envelopes from International Envelope Company, a subsidiary of the Company.

     The Master Agreement governs the terms of the following supply agreements between the parties and their subsidiaries: the Business Edge Supply Agreement between Curtis 1000 and Quality Park Products dated September 30, 1999; the Business Edge Supply Agreement between Curtis 1000 and Poser Business Forms dated September 30, 1999; and the Business Edge Supply Agreement between International Envelope and Mail-Well Envelope, dated September 30, 1999. Each of the foregoing supply agreements has an initial term of five years and is terminable only upon termination of the Master Agreement. The Company believes the above-described supply agreements facilitate the efficiency of the Company's operations in the ordinary course of business. The Company does not believe that these agreements are material. Moreover, the Company believes that, if these agreements are terminated, the Company could purchase from and sell to third parties the identified products at substantially similar prices.

  CONFIDENTIALITY AGREEMENT

     On November 4, 1999, Mail-Well and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement") under which the Company agreed to provide certain confidential information relating to its business to Mail-Well for the purpose of evaluating a possible transaction with the Company (the "Evaluation Material"). Pursuant to the Confidentiality Agreement, Mail-Well agreed that it and its representatives would use the Evaluation Material received from the Company only for the purpose of evaluating a possible transaction with the Company and would keep the Evaluation Material confidential; provided, however, that permissible disclosure of any such information may be made to Mail-Well's directors, officers, employees and representatives who need to know such information for the purpose of evaluating the transaction. The term Evaluation Material does not include information that
(1) was already in the possession of Mail-Well prior to the date of the Confidentiality Agreement, provided such information was not subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party; (2) becomes generally available to the public other than as a result of disclosure by Mail-Well or its representatives; or (3) becomes available to Mail-Well on a non-confidential basis from a source other than the Company or its advisors, provided such source is not known by Mail-Well to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party.

     The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit 7 hereto and incorporated herein by reference.

AGREEMENTS AND ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

  SEVERANCE AGREEMENTS WITH RAYMOND J. WILSON, JOHN H. KARR, RICHARD G. SMITH AND L. GEOFFREY GREULICH

     The Company amended the Employment Agreements of Raymond J. Wilson, John H. Karr and Richard G. Smith on June 30, 1999 and entered into a Severance Agreement with L. Geoffrey Greulich on October 15, 1999 to provide protection to these executives in the event of a termination of employment following a change in control. These agreements define a "qualifying termination" to include the termination of the executive's employment by the Company without cause or the executive's termination of his employment for good reason. In the event of a qualifying termination, accrued pay and benefits, severance pay, welfare benefits, bonuses and stock rights, retirement benefits, and outplacement benefits will all be granted to the individuals. These agreements contain typical nonsolicitation and confidentiality provisions. For Mr. Wilson, Mr. Karr and Mr. Greulich, the severance pay consists of a lump sum cash payment equal to the executive's annual rate of base salary and bonus in effect upon the date of the qualifying termination, if such qualifying termination occurs before the change in control, and two times his base salary and bonus if such qualifying termination occurs following a change in control of the Company. For Mr. Smith, the severance pay consists of a lump sum payment of $330,000 and bonus if the qualifying termination occurs before the change in control, and two times his base salary and bonus if it occurs following a change in control. The agreements with Messrs. Wilson, Karr and Smith provide for a gross-up payment for excise taxes.

     Mr. Wilson's and Mr. Karr's agreements both continue in effect until July 1, 2001 and Mr. Greulich's agreement continues in effect until June 30, 2001. These agreements extend automatically for one additional year at the end of the initial term, and then for successive one-year periods. However, either party may terminate by giving the other party written notice of intent not to renew, delivered at least 60 calendar days prior to the end of any term. In the event that a change in control occurs, the term of the agreement becomes a term ending on the first anniversary of the effective date of the change in control. Mr. Smith's agreement continues in effect until July 1, 2003. Mr. Smith's agreement may be extended for additional one-year periods upon written agreement by the parties. In the event that a change in control occurs during the initial term of the agreement, the term of the agreement shall automatically continue through the end of the initial term; provided, that if the remainder of the initial term is less than one year, the term of the agreement shall be for a term ending on the first anniversary of the effective date of the change in control. In the event that a change in control occurs during any successive period, the term of this agreement shall become a term ending on the first anniversary of the effective date of the change in control.

     The foregoing descriptions of the Severance Agreements with Raymond J. Wilson, John H. Karr, Richard G. Smith and L. Geoffrey Greulich do not purport to be complete and are qualified in their entirety by reference to the Severance Agreements with Raymond J. Wilson, John H. Karr, Richard G. Smith and L. Geoffrey Greulich, which are filed as Exhibits 8, 9, 10 and 11 hereto, respectively, and incorporated herein by reference.

  LETTER AGREEMENT WITH DANIEL W. MCGLAUGHLIN, AS AMENDED

     On October 15, 1999, the Company's Board of Directors entered into a letter agreement with Mr. McGlaughlin, pursuant to which he would serve as Acting Chief Executive Officer and President of the Company. Mr. McGlaughlin received $30,000 per month for his services. On December 31, 1999, the parties terminated the letter agreement, based upon the Board's hiring of Harold Smethills to assume the position of Chief Executive Officer and President. Mr. McGlaughlin agreed to act as a consultant through January 31, 2000, in order to effect a smooth transition. The compensation of $30,000 per month will remain in effect until that time.

     The foregoing description of the Letter Agreement with Daniel W. McGlaughlin, as amended, does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement with Daniel W. McGlaughlin, as amended, filed as Exhibit 12 hereto and incorporated herein by reference.

  LETTER AGREEMENT WITH G. HAROLD NORTHROP, AS AMENDED

     On October 15, 1999, the Company's Board of Directors entered into a letter agreement with Mr. Northrop, pursuant to which he would serve as Acting Chairman of the Board until such time as his successor had been elected by the Board. His compensation as Acting Chairman was $30,000 per month. On December 31, 1999, the parties amended that letter agreement to extend Mr. Northrop's services as Acting Chairman of the Board through June 30, 2000. Mr. Northrop will be compensated $30,000 a month through February 29, 2000; thereafter, he will receive compensation in the amount of $5,000 per month for his services as Acting Chairman through June 30, 2000. The Company's Board of Directors has recommended a performance bonus to be paid to Mr. Northrop upon closing of a change in control of the Company in an amount to be determined by the Executive Committee of the Board of Directors. Mail-Well has consented to the Payment of this bonus in the amount of $100,000 as required by the Merger Agreement.

     The foregoing description of the Letter Agreement with G. Harold Northrop, as amended, does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement with G. Harold Northrop, as amended, filed as
Exhibit 13 hereto and incorporated herein by reference.

  LETTER AGREEMENT WITH W. STELL HUIE, AS AMENDED

     On October 15, 1999, the Company's Board of Directors entered into a letter agreement with Mr. Huie, pursuant to which he acts as a consultant to the acting management of the Company with regard to certain executive compensation and employment issues. Mr. Huie receives compensation in the amount of $400 per hour for his services in this consultant capacity. On December 31, 1999, the parties amended the letter agreement to extend his services as consultant through February 29, 2000.

     The foregoing description of the Letter Agreement with W. Stell Huie, as amended, does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement with W. Stell Huie, as amended, filed as
Exhibit 14 hereto and incorporated herein by reference.

  LETTER AGREEMENT WITH HAROLD R. SMETHILLS

     Mr. Smethills began employment as Chief Executive Officer and President of the Company effective as of December 6, 1999. The initial term of his employment pursuant to a Letter Agreement dated December 1, 1999 is three months, during which time the Compensation Committee of the Company's Board of Directors was directed to negotiate an agreement with Mr. Smethills to extend the term of his employment and include appropriate cash and equity incentives. Mr. Smethills will be paid a base salary of $40,000 per month. The Company reimburses Mr. Smethills for travel and living expenses. In the event of a change in control of the Company during the term of this agreement, the Company will pay Mr. Smethills a cash bonus in the amount of $200,000, which may be increased at the discretion of the Company, payable on the date of closing of the change in control transaction. A payment in the same amount will be made if the Company has either executed a definitive agreement or has engaged in substantive and substantial negotiations with a prospective purchaser at the time of the end of this agreement, if those actions result in the Company's execution of a definitive agreement within 90 days following the end of this agreement. During the three-month term of this agreement, the Company may not terminate Mr. Smethills' employment for any reason except for cause. The Company's Board of Directors has recommended a performance bonus to be paid to Mr. Smethills upon closing of a change in control of the Company in an amount to be determined by the Chairman of the Board of Directors. The Chairman of the Board of Directors has determined that the amount of this bonus will be $50,000, and Mail-Well has consented to the payment of this bonus as required by the Merger Agreement.

     The foregoing description of the Letter Agreement with Harold R. Smethills does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement with Harold R. Smethills filed as Exhibit 15 hereto and incorporated herein by reference.

  EMPLOYMENT AGREEMENT WITH LARRY L. GELLERSTEDT, III

     The Company entered into an employment agreement dated May 11, 1999 with Larry L. Gellerstedt, III as its President and Chief Executive Officer. Pursuant to the agreement, the Company agreed to pay Mr. Gellerstedt a base salary of $450,000 per year, along with annual incentive compensation, long-term incentives, coverage under employee benefit plans, an automobile allowance, vacation time, business expense reimbursement, and payment of club dues. The agreement contains typical restrictive covenants.

     The foregoing description of the Employment Agreement with Larry L. Gellerstedt, III does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement with Larry L. Gellerstedt, III filed as Exhibit 16 hereto and incorporated herein by reference.

  SEPARATION AGREEMENT WITH LARRY L. GELLERSTEDT, III

     The Company entered into a Separation Agreement dated January 19, 2000 with Larry L. Gellerstedt, III pursuant to which his employment with the Company formally terminated as of the close of business on December 31, 1999. As of September 16, 1999, Mr. Gellerstedt tendered his resignation as President and Chief Executive Officer of the Company, as a member of the Board of Directors of the Company, and as an officer and director of each of the Company's subsidiaries. The Company agreed to continue the salary of Mr. Gellerstedt at a monthly base rate of $37,500, payable for the period beginning on January 1, 2000 through June 30, 2000. He will not be eligible for consideration for any awards under any annual or long-term incentive compensation or bonus plan for 1999 or any year thereafter. All stock options held by Mr. Gellerstedt became immediately exercisable as of his resignation date and shall remain exercisable for a period of two years. In addition, 29,256 shares of the restricted stock grant of 131,000 shares of the Company's Common Stock awarded to Mr. Gellerstedt on February 25, 1999 were immediately vested and nonforfeitable effective as of the resignation date. The remaining shares were forfeited as of that date. The agreement contains covenants not to disclose the Company's proprietary information and other typical provisions.

     The foregoing description of the Separation Agreement with Larry L. Gellerstedt, III does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement with Larry L. Gellerstedt, III filed as Exhibit 17 hereto and incorporated herein by reference.

  STOCK OPTIONS

     Since January 1, 1999, the Company's Board of Directors has granted stock options to executive officers and directors of the Company under the Company's 1999 Incentive Compensation Plan as follows:

                  NAME                       GRANT DATE       NUMBER OF SHARES   EXERCISE PRICE
                  ----                    -----------------   ----------------   --------------
Larry L. Gellerstedt, III...............  February 25, 1999       232,000           $18.000
Henry Curtis VII........................        May 5, 1999         4,000            15.125
Hollis L. Harris........................        May 5, 1999         4,000            15.125
W. Stell Huie...........................        May 5, 1999         4,000            15.125
Thomas F. Keller........................        May 5, 1999         4,000            15.125
James F. McDonald.......................        May 5, 1999         4,000            15.125
Daniel W. McGlaughlin...................        May 5, 1999         4,000            15.125
C. Douglas Miller.......................        May 5, 1999         4,000            15.125
G. Harold Northrop......................        May 5, 1999         4,000            15.125
Joe W. Rogers...........................        May 5, 1999         4,000            15.125
William B. Stokely III..................        May 5, 1999         4,000            15.125

  RESTRICTED STOCK AWARDS

     Since January 1, 1999, the Company's Board of Directors has granted shares of restricted stock to executive officers and directors of the Company under the Company's 1999 Incentive Compensation Plan as follows:

                         NAME                             GRANT DATE     NUMBER OF SHARES
                         ----                            -------------   ----------------
Larry L. Gellerstedt, III..............................  June 21, 1999       131,000
Hollis L. Harris.......................................    May 5, 1999           100
W. Stell Huie..........................................    May 5, 1999           100
Thomas F. Keller.......................................    May 5, 1999           100
James F. McDonald......................................    May 5, 1999           100
Daniel W. McGlaughlin..................................    May 5, 1999           100
C. Douglas Miller......................................    May 5, 1999           100
G. Harold Northrop.....................................    May 5, 1999           100
Joe W. Rogers..........................................    May 5, 1999           100
William B. Stokely, III................................  July 19, 1999           100
Henry Curtis VII.......................................    May 5, 1999           100
Richard B. Curtis......................................    May 5, 1999           100

     Additionally, the Company's Board of Directors issued 200 shares of restricted stock to Joe W. Rogers on January 25, 1999 under the Company's 1993 Directors' Stock Incentive Plan and 5,000 shares of restricted stock to Larry L. Gellerstedt, III on February 11, 1999 under the Company's 1991 Stock Incentive Plan.

  OTHER ARRANGEMENTS

     In addition to the foregoing, the Board of Directors of the Company has approved consideration of performance bonuses to be paid to Messrs. Huie and Mr. McGlaughlin upon closing of a change in control of the Company in an aggregate amount of up to $60,000, subject to consent by Mail-Well.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     AT A MEETING OF THE BOARD OF DIRECTORS ON JANUARY 12, 2000, THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on February 18, 2000, unless Purchaser extends the period of time for which the Offer is open. A copy of a letter to the Company's shareholders communicating the Board's recommendation has been filed as Exhibit 5 hereto and is incorporated herein by reference.

     (b) Background; Reasons for the Recommendation of the Board of Directors.

     As part of its ongoing efforts to enhance shareholder value, the Company's Board of Directors has from time to time considered various strategic alternatives. To assist the Board of Directors in the process of exploring strategic alternatives, on August 25, 1999, the Company retained Goldman Sachs & Co. to serve as its exclusive financial advisor. The Board of Directors of the Company engaged Alston & Bird LLP as its special legal counsel with respect to its consideration of strategic alternatives.

     Some of the strategic alternatives explored by the Board of Directors included:

     - continuing to operate the Company's business as currently operated, coupled with ongoing efforts to further improve operating performance;

     - a shift in the business direction of the Company from an emphasis on packaging to an increased emphasis on office products, including e-commerce based marketing and customer inventory management systems;

     - a sale of certain or substantially all of the Company's assets; and

     - merging with a strategic buyer having significant resources to bring to the combination.

     On September 16, 1999, the Company's Board of Directors instructed Goldman Sachs to initiate a process to explore the sale of the entire equity interest in the Company through an auction process (the "Auction Process"). After evaluating with the Board of Directors the likely interest of various strategic and financial buyers in engaging in the Auction Process and the perceived ability of each party to consummate a transaction with the Company, Goldman Sachs contacted approximately 50 parties regarding the possibility of such parties submitting an indication of interest in potentially purchasing the Company.

     Thereafter, interested parties were asked to enter into a confidentiality agreement with the Company. After execution of a confidentiality agreement, 28 interested parties, including Mail-Well, were sent information concerning the Company to seek preliminary indications of interest. During the months of November and December 1999, certain of these parties who had indicated a high level of interest in a proposed transaction at a range of values attractive to the Board of Directors were given additional information regarding the Company, including (a) a presentation by the management of the Company and its operating subsidiaries, (b) a proposed form of agreement on which they were asked to indicate their proposed revisions, and (c) access to financial and other information of the Company, including tours of certain of the Company's operating facilities and interviews with certain of the Company's and its operating subsidiaries' employees.

     On December 20, 1999, Goldman Sachs invited Mail-Well to submit by January 6, 2000 a definitive proposal to acquire the Company. On January 6, 2000, Mail-Well submitted a written offer to acquire the Company at a price of $19.25 per share. The Company's Board of Directors met to consider Mail-Well's offer on January 10, 2000 and directed the Company's management to negotiate with Mail-Well for a higher acquisition price.

     Commencing on the afternoon of January 10, 2000, discussions were held among the Company, Goldman Sachs and Mail-Well which culminated in Mail-Well submitting a revised written offer on January 11, 2000 to acquire the Company at a price of $20.00 per share, subject to the approval of its Board of Directors. On January 12, 2000, Mail-Well advised the Company that its $20.00 per share offer had been approved and authorized by its Board of Directors. On January 12, 2000, the Company's Board of Directors met to consider Mail-Well's revised written offer. At the meeting on January 12, 2000, Goldman Sachs informed the Company's Board of Directors that Goldman Sachs would be able to issue an opinion, based upon and subject to certain matters set forth therein, with respect to the fairness, from a financial point of view, of the proposed consideration to the Company's shareholders. The Company's Board of Directors then approved Mail-Well's offer of $20.00 per share subject to the negotiation, execution and delivery of a definitive agreement substantially in the form previously presented to the Company by Mail-Well and the receipt of an executed commitment letter from a nationally recognized financial institution, in form and content satisfactory to the Executive Committee of the Board of Directors, agreeing to finance the transaction proposed by Mail-Well. The Board of Directors at that meeting expressly delegated to the Executive Committee of the Board of Directors authority to negotiate the terms of a definitive agreement and to determine whether such commitment letter is satisfactory, and authorized and directed the officers of the Company to execute and deliver a definitive agreement in form and content acceptable to the Executive Committee.

     The Company and Mail-Well began negotiating a definitive agreement on January 12, 2000. The transaction was publicly announced on January 14, 2000 at 6:05 a.m. Eastern standard time. A commitment letter from Mail-Well's lenders was furnished to the Executive Committee on January 13, 2000 and was determined by the Executive Committee, after consulting with its financial and legal advisors, to be satisfactory. The Executive Committee approved the form and content of a written definitive agreement on January 13, 2000 and the definitive agreement was executed and delivered by the parties on that date.

     In reaching its conclusions with respect to the Offer and Merger Agreement, the Board of Directors considered a number of factors, including the following:

          (1) the terms and conditions of the Merger Agreement and related agreements and transactions;

          (2) the opinion of Goldman Sachs to the effect that, as of the date of such opinion, and based upon and subject to the matters set forth therein, the $20.00 per Share in cash to be offered to the shareholders of the Company pursuant to the Offer and the Merger is fair from a financial point of view to such shareholders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered, and limits on the review undertaken is attached as Annex A to this Schedule 14D-9 and shareholders are urged to read such opinion in its entirety;

          (3) that the $20.00 per Share in cash to be paid in the Offer and the Merger would represent a significant premium over recent market prices (the closing price of the Shares as reported by the New York Stock Exchange on January 13, 2000, the last full trading day prior to the announcement of the execution of the Merger Agreement, was $12.00 per share);

          (4) the Company's current business and future prospects, including difficulties in achieving desired economies of scale;

          (5) that the Merger Agreement provides for a first-step cash tender offer for all outstanding Shares thereby enabling shareholders who tender their shares to receive promptly $20.00 per Share in cash, and that shareholders who do not tender their Shares will receive the same cash price in the subsequent Merger;

          (6) a review of possible alternatives to the Offer and the Merger, the range of possible benefits and risks to the shareholders of such alternatives, and the timing and likelihood of accomplishing any such alternatives; and

          (7) the likelihood that the Offer and Merger will be consummated.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger Agreement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an agreement dated August 25, 1999 (the "Goldman Sachs Agreement"), the Company retained Goldman Sachs as the Company's exclusive financial advisor to assist the Company in its analysis and consideration of various financial alternatives. Pursuant to the Goldman Sachs Agreement, the Company paid Goldman Sachs a $250,000 initial advisory fee, and has agreed to pay Goldman Sachs a transaction fee of 1.33% of the aggregate consideration paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities), plus the principal amount of all indebtedness for borrowed money of the Company outstanding as set forth in the most recent consolidated balance sheet of the Company prior to consummation of the Offer, against which the initial advisory fee will be credited.

     The Company also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities, including liabilities under the federal securities laws.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company other than routine transactions pursuant to employee benefit plans available to all employees.

     (b) Henry Curtis VII, Richard B. Curtis, Jr., Hollis L. Harris, W. Stell Huie, Thomas F. Keller, James F. McDonald, Daniel W. McGlaughlin, C. Douglas Miller, G. Harold Northrop, Joe W. Rogers and William B. Stokely, III, each of whom is a director of the Company, entered into a Shareholders' Stock Tender Agreement with Purchaser and Mail-Well, dated as of January 13, 2000 (the "Shareholders' Agreement"), pursuant to which they have agreed to tender a total of 415,306 Shares beneficially owned by them pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Item 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, filed as Exhibits 2 and 3 hereto, respectively, and which are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    --   Excerpts from the Company's Proxy Statement for the Annual
                  Meeting of Shareholders held on May 5, 1999.
Exhibit 2    --   Offer to Purchase dated January 21, 2000.+
Exhibit 3    --   Letter of Transmittal.+
Exhibit 4    --   Agreement and Plan of Merger, dated as of January 13, 2000, among American Business Products, Inc., Mail-Well, Inc. and
                  Sherman Acquisition Corporation.+
Exhibit 5    --   Letter to Shareholders of the Company, dated January 21,
                  2000.*
Exhibit 6    --   Shareholders' Stock Tender Agreement, dated as of January
                  13, 2000, by and among Mail-Well, Inc., Sherman Acquisition
                  Corporation, and each of Henry Curtis VII, Richard B.
                  Curtis, Jr., Hollis L. Harris, W. Stell Huie, Thomas F.
                  Keller, James F. McDonald, Daniel W. McGlaughlin, C. Douglas
                  Miller, G. Harold Northrop, Joe W. Rogers and William B.
                  Stokely, III.+
Exhibit 7    --   Confidentiality Agreement between Mail-Well and the Company dated November 4, 1999.
Exhibit 8    --   Severance Agreement between the Company and Raymond J.
                  Wilson dated June 30, 1999.
Exhibit 9    --   Severance Agreement between the Company and John H. Karr
                  dated June 30, 1999.
Exhibit 10   --   Severance Agreement between the Company and Richard G. Smith dated June 30, 1999.
Exhibit 11   --   Severance Agreement between the Company and L. Geoffrey
                  Greulich dated October 15, 1999.
Exhibit 12   --   Letter Agreement between the Company and Daniel W.
                  McGlaughlin dated October 15, 1999, as amended on December
                  31, 1999.
Exhibit 13   --   Letter Agreement between the Company and G. Harold Northrop dated October 15, 1999, as amended on December 31, 1999.
Exhibit 14   --   Letter Agreement between the Company and W. Stell Huie dated
                  October 15, 1999, as amended on December 31, 1999.
Exhibit 15   --   Letter Agreement between the Company and Harold R. Smethills dated December 1, 1999.

Exhibit 16   --   Employment Agreement between the Company and Larry L.
                  Gellerstedt, III dated May 11, 1999.
Exhibit 17   --   Separation Agreement between the Company and Larry L.
                  Gellerstedt, III dated January 19, 2000.
Exhibit 18   --   Notice to Participants in the Company's Profit Sharing
                  Retirement Plan dated January 21, 2000.++
Exhibit 19   --   Notice to Participants in the Company's Employee Savings
                  Plan dated January 21, 2000.++++
Exhibit 20   --   Press Release issued by Mail-Well and the Company on January
                  14, 2000.+
Exhibit 21   --   Press Release issued by Mail-Well on January 14, 2000.+
Exhibit 22   --   Press Release issued by Mail-Well and the Company on January
                  21, 2000.+

---------------

   * Included with Schedule 14D-9 mailed to shareholders of the Company.
   + Filed as an exhibit to Sherman Acquisition Corporation's Tender Offer
     Statement on Schedule 14D-1 dated January 21, 2000 and incorporated herein by reference.
  ++ Included with Schedule 14D-9 mailed to participants in the Company's Profit
     Sharing Retirement Plan.
++++ Included with Schedule 14D-9 mailed to participants in the Company's
     Employee Savings Plan.

     This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, the risks described from time to time in the Company's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form10-K and reports on Form 8-K. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN BUSINESS PRODUCTS, INC.

                                          By: /s/ HAROLD R. SMETHILLS
                                            ------------------------------------
                                            Name: Harold R. Smethills
                                            Title: Chief Executive Officer

Dated: January 21, 2000

                                                                         ANNEX A

PERSONAL AND CONFIDENTIAL

January 14, 2000

Board of Directors
American Business Products
2100 RiverEdge Parkway
Suite 1200
Atlanta, Georgia 30328

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $2.00 per share (the "Shares"), of American Business Products, Inc. (the "Company") of the $20.00 per Share in cash to be received by such holders in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of January 13, 2000, among Mail-Well, Inc. ("Parent"), Sherman Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company (the "Agreement"). Subject to the terms of the Agreement, Parent will cause Merger Sub to commence a tender offer for all the Shares (the "Tender Offer") at a price equal to $20.00 per Share in cash for each Share accepted. The Agreement further provides that following purchase of the Shares pursuant to the Tender Offer, Merger Sub shall be merged with and into the Company (the "Merger") and each outstanding Share will be converted into the right to receive $20.00 in cash.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as agent on the Company's share repurchase program, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. In addition, Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1998; certain interim reports to Stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the office products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not

Board of Directors
American Business Products
January 14, 2000
Page  Two

any holder of Shares should tender such Shares in connection with, or how any holder of Shares should vote with respect to, such transaction.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $20.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          /s/ GOLDMAN SACHS & CO.
                                          (GOLDMAN, SACHS & CO.)